

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 5, 2014

<u>Via E-mail</u>
Michael S. Wasik
Chairman of the Board and Chief Executive Officer
Roomlinx, Inc.
11101 W 120th Avenue, Suite 200
Broomfield, CO 80021

      Re: Roomlinx, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2013
              Filed March 31, 2014
              File No. 000-26213

Dear Mr. Wasik:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Robert S. Littlepage, for

                        Larry Spirgel
                        Assistant Director

cc: <u>Via E-mail</u>
        Alan C. Ederer, Esq.
        Westerman Ball Ederer Miller & Sharfstein, LLP